Filed pursuant to Rule 497(a)
File No. 333-259996
Rule 482ad

FUNDRISE

Recent Addition: Pacific Northwest Development Opportunity



The Income Real Estate Fund is earning 13.25%[1] fixed gross annual returns through a preferred equity investment in a 192-unit multifamily development in Spokane Valley, Washington's growing Pacific Northwest market.

The opportunity

- **13.25%[1] fixed gross annual return** in Pacific Northwest growth market
- **Experienced regional developer** with 300+ completed projects across Western U.S.
- **Premium development** with clubhouse, gym, and comprehensive amenities
- **Preferred equity structure** with priority distributions and downside protection

This type of fixed-return real estate investment helps the Income Real Estate Fund maintain its 7.75% [2] annualized distribution rate, providing stability while traditional income products can fluctuate with market conditions and policy changes.

Ready to start earning returns like this?

The Income Real Estate Fund focuses on income-oriented real estate investments designed to deliver consistent distributions through diversified holdings in growing markets, partnering with experienced developers who understand regional market dynamics and can deliver quality projects.

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1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return.

2. As of July 2025. The current month's distribution is annualized and divided by the prior month's net asset value per share.

FUNDRISE

Income Fund: 13.25% Preferred Equity in Washington



The Fundrise Income Real Estate Fund recently added a compelling preferred equity investment: Saltese Creek, a 192-unit ground-up multifamily development in Spokane Valley, Washington, structured to deliver a 13.25%[1] fixed gross annual return through partnership with an experienced Western U.S. developer.

Investment highlights

- **13.25%[1] fixed gross annual return** through preferred equity structure
- **Pacific Northwest market positioning** Ground-up multifamily development – 192 units
- **Proven development partner** with 300+ completed projects across Western U.S.
- **Priority distribution** protection ahead of common equity and sponsor

Why this exemplifies the Income Fund strategy

This investment demonstrates the Income Fund's approach of targeting high-quality credit investments through partnerships with experienced regional developers. The sponsor brings proven execution capability across more than 300 completed projects throughout the Western U.S., providing strong confidence in successful project delivery within Pacific Northwest market dynamics.

Saltese Creek will feature premium finishes, including vinyl plank flooring, island kitchens, stainless steel appliances, and comprehensive amenities including a clubhouse with gym, dog wash, and pool facilities. This positioning targets growing demand for quality rental housing in the Spokane Valley market.

The preferred equity structure provides priority distributions ahead of both the sponsor and common equity holders, reflecting our focus on investments that can deliver attractive yields while maintaining prudent risk management through senior positioning in the capital stack.

Pacific Northwest market advantages

Spokane Valley represents an attractive Pacific Northwest opportunity with regional economic diversification supporting sustained rental demand. The area's affordability advantages compared to major metro markets like Seattle, combined with quality of life benefits and employment growth, create compelling market fundamentals for multifamily investment.

Economic policy advantages

In today's environment of evolving trade and economic policy, fixed-return investments like this preferred equity position offer compelling advantages. While policy shifts create uncertainty across traditional financial markets, structured real estate investments help the Income Fund maintain its **7.75%**[2] **annualized distribution rate** through stable, asset-backed returns.

About the Income Real Estate Fund

The Income Fund focuses on income-oriented real estate investments designed to deliver consistent distributions through a diversified portfolio of stabilized properties and preferred equity positions. The fund targets attractive risk-adjusted returns in growing markets while providing stability independent of public market fluctuations.

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1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return.

2. As of July 2025. The current month's distribution is annualized and divided by the prior month's net asset value per share.

Disclosure: An investor in the Fundrise Income Real Estate Fund should consider the investment objectives, risks, charges, and expenses carefully before investing. The Fund's prospectus contains this and other information and may be obtained here. Investors should read the prospectus carefully before investing. The performance information presented above represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

FUNDRISE

Inside Orlando's northwest expansion: Apopka development update



The Fundrise Income Real Estate Fund recently added a compelling preferred equity investment: A 300-unit multifamily community in the Orlando metro area, structured to deliver a 13.00%[1] gross annual return.

Investment highlights

- **13.00%[1] gross annual return** through preferred equity structure
- **Strategic Orlando market positioning** in high-growth metro area
- **Senior capital stack positioning** with priority returns and downside protection
- **Proven sponsor partnership** with extensive development experience

Why this exemplifies the Income Fund strategy

This investment demonstrates the Income Fund's approach of targeting fixed-return real estate opportunities in growing markets. Located in Apopka within the Orlando MSA growth corridor, the development benefits from population expansion and economic diversification driving sustained rental demand.

The preferred equity structure provides senior positioning in the capital stack, offering both attractive yield and enhanced security. This approach reflects our focus on investments that can deliver consistent income regardless of market volatility, a strategy that helps the ***Income Fund maintain its 7.75%[2] annualized distribution rate.***

The sponsor brings proven execution capability across 43 communities and over 11,000 units, representing approximately $3.3 billion in aggregate development value. This experience provides confidence in successful project completion and market positioning.

Income stability in volatile times

In today's environment of market uncertainty and evolving policy, fixed-return real estate investments offer stability that traditional income products cannot match. While equity markets can experience volatility, preferred equity in growing multifamily markets provides income backed by real assets with tangible value.

About the Income Real Estate Fund

The Income Fund focuses on income-oriented real estate investments designed to deliver consistent distributions through a diversified portfolio of stabilized properties and preferred equity positions. The fund targets attractive risk-adjusted returns in growing markets while providing stability independent of public market fluctuations.

Start investing

View investment

1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return.

2. As of July 2025. The current month's distribution is annualized and divided by the prior month's net asset value per share.

Disclosure: An investor in the Fundrise Income Real Estate Fund should consider the investment objectives, risks, charges, and expenses carefully before investing. The Fund's prospectus contains this and other information and may be obtained here. Investors should read the prospectus carefully before investing. The performance information presented above represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

FUNDRISE

13.00% returns in Central Florida real estate



The Income Real Estate Fund is earning a 13.00%[1] gross annual return through a preferred equity investment in a 300-unit multifamily community in the fast-growing Orlando metro area.

The opportunity

- **13.00%[1] gross annual return** in Central Florida growth market
- **High-growth location** in Orlando's expanding northwest corridor
- **Preferred equity structure** with senior positioning and priority returns
- **Experienced development partner** with proven execution track record

This type of fixed-return real estate investment helps the **Income Real Estate Fund maintain its 7.75%[2] annualized distribution rate**, providing stability while traditional income products can fluctuate with market conditions and policy changes.

Ready to start earning returns like this?

The Income Real Estate Fund focuses on income-oriented real estate investments designed to deliver consistent distributions through diversified holdings in growing markets like Orlando, where demographic and economic fundamentals support long-term rental demand.

Start investing

View investment

---

1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return.

2. As of July 2025. The current month's distribution is annualized and divided by the prior month's net asset value per share.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036